Effective December 29, 2006
FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Goldbelt Resources Ltd.
372 Bay Street, Suite 1201
Toronto, ON M5H 2W9

2.	Date of Material Change

March 22, 2007

3.	News Release

Issued March 22, 2007 and distributed through the facilities of CCN Matthews.

4.	Summary of Material Change

Updated mineral resource statement.

5.	Full Description of Material Change

(a)	Full Description of Material Change

Goldbelt Resources Ltd. received an updated resource calculation from independent consultants, Ravensgate of Perth, Australia. The new resource is estimated at 21.6 MT @ 1.7 g/t gold for 1,200,000 ounces of measured and indicated resources and an additional 8.0MT @ 1.4 g/t gold for 356,000 ounces of inferred resources at Inata (includes the Sayouba and Minfo resources as previously estimated). This new estimation, calculated using a 0.5 g/t gold lower cut-off grade, represents a 50% increase in tonnes and a 37% increase in contained gold in all resource categories from the previous estimate completed in May 2006.

(b)	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Contact: Collin Ellison, President & CEO
Telephone: (416) 364-0557

9.	Date of Report

March 22, 2007